Filed Pursuant To Rule 433

Registration No. 333-278880

August 1, 2024

CNBC (CNBC.COM): Grayscale’s head of research discusses launch of crypto firm’s Bitcoin Mini Trust ETF

View source at www.cnbc.com

TALIA KAPLAN: Big day for Grayscale with the launch of the Bitcoin Mini Trust. Now, we'll get to more on that in just a bit. But first, taking a look at markets, we're seeing a bit of a rebound for Bitcoin as of around noon eastern. But yesterday, the cryptocurrencies price retreated to the $66,000 level following Monday's rally when Bitcoin was trading less than $100 away from this $70,000 mark. Now, this week's moves happening as investors were digesting several political developments, including Republican presidential nominee Donald Trump's speech at Bitcoin 2024 in Nashville over the weekend, and looked ahead to central bank meetings happening this week, including the Fed meeting today. Now, we're speaking before the Fed decision, but what would you say is driving crypto markets right now, and what are you paying attention to?

HEAD OF RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Well, thanks, Talia. I mean, it's really all of those macro trends that are most important, and this is just a, a huge moment for, for Bitcoin and, and for crypto collectively. You have a, uh, you know, Bitcoin has come to Washington. Uh, it is part of the US presidential, uh, election debate. Obviously, president Trump, former President Trump has given a strong embrace to Bitcoin and the industry. But democratic party leaders may also be shifting stance aspects of the Trump platform, uh, may have implications for Bitcoin, both President Trump and his running May JD Vance have in the past called for a weaker dollar to support domestic manufacturing. That's the kind of thing that could also support Bitcoin over time. And as you said, the Fed looks ready to cut interest rates. The Bitcoin competes with the US dollar and international markets, so lower interest rates tend to be negative for the dollar and positive for for Bitcoin. So this type of macro, uh, economic environment is the reason that people own Bitcoin in the first place. And we are, you know, thrilled to see that, uh, coming together, thrilled to be able to offer, uh, new products, uh, in this market environment.

KAPLAN: Speaking of new products, back to your new product, the Grayscale’s, Bitcoin Mini Trusts started trading today as a spot Bitcoin, ETF. It's essentially a spinoff of your Bitcoin ETF, which started trading in January and offers a lower fee of 0.15%. That's compared to a 1.5% management fee for GBTC holders, which is significantly higher than the charge commanded by many ETF providers, including BlackRock and Fidelity. Now, Grayscale's, new ETF now marks the cheapest amongst spot Bitcoin ETFs. What prompted grayscale to launch the Bitcoin Mini trust? What's the hope for this new product?

PANDL: Well, the, the motivation is the same motivation that the company has had all along since it got going, uh, more than 10 years ago. And the, the goal is to give, uh, US investors the best possible efficient, regulated, safe access to crypto in their brokerage accounts. And, uh, more than 10 years ago when GBTC got started, that product and that structure was the best possible way, uh, to do that for, for US investors, the crypto industry and, and the regulatory land, and the regulatory landscape around it has come a long way since that time. And now we believe that we're able to offer new products, including the, the BTC product, a, uh, low fee product, a design for investors that are new to crypto, looking for a buy and hold, uh, instrument. Uh, you know, this is going to be a great, uh, product for, for them. And so we're just trying to meet investors wherever they are, meet their, meet their needs, and provide a full suite of products for, uh, investors to access crypto, uh, in a regulated and safe, uh, way. And so GBTC will be suitable for some investors. And our new BTC product, I think, suitable for, for many more. Uh, and I would just mention we did exactly the same, uh, strategy for Ethereum. We have a longstanding Ethereum product, the Grayscale Ethereum Trust, the largest Ethereum, uh, investment vehicle in the world. We also did a spinoff of that product, and so have a low fee, uh, version for Ethereum under ticker ETH. So it couldn't really be simpler and easier for investors to get brokerage account access to crypto ticker BTC for Bitcoin, ticker ETH, uh, for Ethereum. These are gonna be great products for investors that are new to the industry.

KAPLAN: Are you hoping that your new Bitcoin ETF will steal some of the competition?

PANDL: Well, we compete just like any other, uh, business, but, you know, our, our goal is focused on clients, focused on end investors. If we design products, if we provide research and analysis and customer service, uh, that they find compelling, they're going to buy our products. So we happen to be a crypto business, uh, but we're just an, an asset manager like any other that happens to work in, uh, in, in crypto. So we're just trying to design investment products and provide excellent customer service that investors value. And if that happens, things will work out well from a business standpoint over time.

KAPLAN: Now, of course, this month, the first spot Ether ETFs hit the US grayscale spent years building a trust that holds more than $9 billion worth of Ether. And now the trust has been converted to an ETF and is one of two the firm offers. Now that the SEC cleared the way for these products, there's competition from other asset managers, including BlackRock, fidelity and VanEck as investors can turn to the products with the lowest fees. I'm seeing that across the board spot Ether ETF saw negative net flows in their first week amid massive outflows from the Grayscale Ethereum Trust. Does this concern you at all? Do you think interest in these products will increase as time goes on? How would you say Grayscale Spot Ether ETFs are performing so far?

PANDL: I think it's been an excellent launch. Uh, so we've seen, uh, terrific volumes for these products across the, the group of nine, if you compare them, uh, to the launch of the Bitcoin products back in January, volumes are roughly the same once you adjust for Ethereum's lower market capitalization. So in a, uh, compared to to market cap basis, we have basically a similar volume picture as we have, uh, seen at the start of the year. Um, as you mentioned, we have seen some, uh, outflows collectively, uh, across the, across the group. Um, grayscale had a hundred percent market share, uh, in these products before, uh, this last, uh, month, and has been at this game for, uh, more than than 10 years. We never expected to remain maintain that, uh, type of market share as, uh, many more traditional financial institutions are now getting involved in offering, uh, crypto investment products. Uh, that being said, I am thrilled with the products that we are offering to investors and think we are very well, uh, placed. The larger largest, uh, product in the market today are great scale Ethereum Trust, ticker ETHE. This is the, uh, largest AUM highest volume, uh, product, uh, in the market. Uh, and as you said, the spinoff, uh, product ticker ETH, uh, is going to be a lower cost option, maybe suitable for new investors where buy and hold strategies are, are most important. So we feel, uh, very well placed. And I just say one other, uh, thing. I mean, I think many people who work in crypto have a similar story. They learn first about Bitcoin and get excited about the idea of a digital money system that doesn't have a central authority in charge of it, but it's really Ethereum and smart contracts and decentralized applications that open your eyes up to all the potential things that public blockchain technology can do. And so I'm just thrilled to see both of these things in the marketplace, uh, today and thrilled to be telling the Ethereum story, telling the, uh, the story of Web3 and decentralized, uh, applications to a much wider range of investors.

KAPLAN: So will Grayscale file applications for other crypto ETFs now that spot Ether ETFs were approved? Grayscale also has a Solana trust, so are there any plans to try and convert that into an ETF? In June, VanEck became the first asset manager to file an application for a spot Solana ETF in the us, 21Shares became the second issuer to file an application. Where does Grayscale stand in that regard, and what do you think will happen with those applications for Spot Solana ETFs now that spot ether ETFs are trading

PANDL: For the last 10 years, grayscale has worked to provide the best possible, uh, crypto investment access products to, to US investors in the context of the regulatory perimeter that we have, uh, in the, in the US today. So as that regulatory framework evolves, our business will evolve, uh, with it as it has, uh, over, over time. Um, basically has more than 20, uh, crypto products available today, running the gamut from low cost, uh, passive, uh, ETF products for Bitcoin and Ethereum to fully active, uh, private fund, uh, products. And as you mentioned, uh, a variety of private placement type products, uh, related to Solana and, and a variety of other, other things. I think over time, uh, we will work cooperatively with regulators to see the sensible regulation for the industry and the, the framework for all of these assets, uh, is going to change what that looks like over the next, uh, several months. We, we can't be sure, um, you know, again, crypto has become part of the presidential election part of, of, of the, you know, shifting politics, uh, in the United States. We're gonna have an election, and we'll see how that shakes out, and I think we probably will under the next Congress, see, uh, hopefully bipartisan efforts around, um, you know, shaping the, the rules of the road for, for our industry. And, and Grayscale will of course, work cooperatively with regulators to shape our products.

KAPLAN: And it certainly will be very interesting to see if your forecast does in fact come to fruition. But I read a headline today that grayscale Bitcoin Trust shares plunged as outflows continue. Now, when Bitcoin ETFs were approved more than six months ago, we saw investors leave Grayscale's products for cheaper alternatives. In fact, in May, BlackRock's IBIT surpassed Grayscale’s GBTC and became the largest spot Bitcoin ETF in the us. What's your outlook for GBTC and what would you say to those who are concerned about the outflows?

PANDL: Well, I'd just like to clarify something, uh, there. So, the, uh, net asset value of GBTC decline as a result of the spinoff. And so GBTC investors, such as myself, uh, owned a, uh, owned the, the product, and then we spun off a portion of that into another product with ticker BTC. And so, GBTC investors will receive a lower blended fee, uh, reflecting their position in the previous GBTC product and their new, uh, position in the BTC uh, product. Uh, and so that decline in net asset value, uh, doesn't reflect a market performance. It simply reflects this, uh, spinoff structure. And while this is, uh, completely new and innovative, uh, in, uh, commodity, um, uh, products like, uh, like these products is very common, uh, for corporate action in inequities for, for example, and so, um, investors should have to take, uh, no action. It's a tax-free event and should just happen automatically in your brokerage account. So nothing to worry about, uh, with regard to that, uh, net asset value, uh, decline. You know, what is the future for GBTC? GBTC has been a great product, you know, like really the vanguard product, uh, in our, in our market and investors have done very well, who have been involved in that product over the last 10 plus uh, years. I think it will continue to evolve as it has just over this last, uh, month with the, with the spinoff. Uh, and, you know, again, we are fully committed to bringing the best possible crypto products to, to US investors, uh, and, you know, we'll make changes to GBTC as, as needed in order to, to do that. But as I said earlier, I'm, I'm thrilled to be able to offer the full product, uh, suite GBTC and BTC in terms of Bitcoin, ETFs, ETHE and ETH in terms of Ethereum ETFs in our full suite of, of private products, uh, as well. We feel very well placed, uh, to service our clients.

KAPLAN: Zach Pandl, head of research at Grayscale Investments, thank you very much for joining us.

PANDL: It was my pleasure. Thanks Talia.

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